FORM 6-K

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 Under
                       The Securities Exchange Act of 1934


                       For the month of November 14, 2002
                        Commission File Number: 0-30868

                          Crosswave Communications Inc.
                 (Translation of registrant's name into English)
  Crest Yasuda Bldg., 3-21 Kanda Nishiki-cho, Chiyoda-ku, Tokyo 101-0054, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F X Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): ____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): ____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



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               IIJ Group to Launch "Resource on Demand DC Service"

     TOKYO, November 14, 2002--Internet Initiative Japan Inc. ("IIJ", NASDAQ:
IIJI) and Crosswave Communications ("Crosswave", NASDAQ: CWCI) today jointly announced that they will begin new data center service namely "Resource on Demand DC Service" effective from February 1, 2003.
     The new service will be comprised of various network, facility and engineering resources thus enabling customers to utilize these resources as much as they need, whenever they need. Also in response to the growing awareness of the need to secure business continuity even when faced with disasters and breakdowns, the key service operations will be established at Crosswave's new data center facilities opening early 2003 at Yokohama and Kawaguchi, Japan. Those two data centers employed full-fledged seismic isolation structure and will be linked to Crosswave's other data centers, ensuring load diffusion and a robust backup in case of breakdowns.
     "The new data center service will function as a hub of our total network solution provisioning," said Koichi Suzuki, President and CEO of IIJ. "We are confident that the new service successfully differentiate itself from other conventional data center services in the market. We expect it to contribute our revenues growth from the 4th quarter of this fiscal year."
     "We expect the new service to generate synergetic effect not only with our robust data center facilities, but also with our Wide-area Ethernet Platform Services as one of the network resources," said Akio Onishi, CEO of Crosswave.
     The service is primarily comprised of system outsourcing resources, network resources, data center basic services and facility services. Fee for each service resource will depend on customer's requirements.

     About IIJ

     Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is Japan's leading Internet-access and comprehensive network solutions provider. The company mainly targets high-end corporate customers. Founded in 1992, IIJ has built one of the largest Internet backbone networks in Japan, as well as between Japan and the United States. IIJ and its group of companies provide total network solutions that range from the delivery of new generation network services over an optical-fiber infrastructure that is optimized for data communications, to the construction of pan-Asian IP backbone networks. The company also offers high-quality Internet access, security system services, hosting/housing, and content design and systems integration.

     About Crosswave

     Crosswave Communications Inc. (NASDAQ: CWCI) offers broadband data communication services on Japan's first nationwide fiber-optic network specifically designed and dedicated to data traffic. Crosswave was established in October 1998 by Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI), Sony Corporation and Toyota Motor Corporation with the goal of providing advanced, high-speed, cost-effective, end-to-end data communications services to customers in Japan and to take advantage of market growth and demand for broadband data communications networks.

     The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Internet Initiative Japan Inc. and Crosswave Communications with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

    CONTACT: Crosswave Communications Inc.
             Media/Investor Relations Office
             Ms Kayoko Miyako, +81-3-5205-4580
             Fax: +81-3-5205-4581
             E-mail: press@cwc.co.jp
             URL: http://www.cwc.co.jp/

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               Crosswave Communications Inc.

Date: November 14 , 2002                       By:   /s/  Koichi Suzuki
                                                  ------------------------
                                                   Koichi Suzuki
                                                   President